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                                                                  Exhibit (a)(8)

                                  EMPLOYEE Q&A

Shareholders of Celanese are now receiving packets of information and instructions in the mail regarding the offer to purchase the outstanding registered ordinary shares of Celanese AG by a German affiliate of The Blackstone Group. Employee shareholders are encouraged to read the information carefully and, if required, seek the counsel of a qualified financial advisor.

A question and answer section at the beginning of the offer document highlights certain key points of interest. Below are a few additional related questions that employees have been asking. These questions are not a substitute for, or binding addendum to, the Blackstone offer document or the Reasoned Opinions of Celanese's Management and Supervisory Boards.

     1) WHAT IS MANAGEMENT'S OPINION OF THE OFFER? As stated in its Reasoned Opinion, the Management Board supports the offer, as it believes the offer is in the interests of the company, shareholders and employees. The Management Board recommends that shareholders accept the offer and tender their shares.

     2) WHAT DOES "TENDERING" MY SHARES TO BLACKSTONE MEAN? It means that you agree to sell your shares to Blackstone. However, the actual sale of your shares to Blackstone will not occur until after the acceptance period is over and all the offer conditions have been satisfied or waived.

     3) WHAT WILL HAPPEN IF I DON'T TENDER MY SHARES? If the offer is consummated, Blackstone's acquisition of registered ordinary shares of Celanese AG will substantially reduce the number of shareholders. Therefore, there may no longer be an active public trading market for the shares. Furthermore, Blackstone has stated its intention to pursue a delisting of the shares from the New York Stock Exchange and may also cause Celanese AG to apply for a revocation of admission of shares to the Frankfurt Stock Exchange.

     4) WHAT HAPPENS IF THE BLACKSTONE TAKEOVER IS NOT SUCCESSFULLY COMPLETED? You will continue to own your shares.

     5) HOW MUCH TIME DO I HAVE TO DECIDE WHETHER TO TENDER MY REGISTERED ORDINARY SHARES OF CELANESE AG? You may tender your registered ordinary shares of Celanese AG and accept this offer until March 15, 2004 at 24.00h Central European Time (CET)/6:00 p.m. New York City time. 401(k) participants should refer to the mailing received at home for deadlines related to share unit allocations in the plan. If, at the expiration of the acceptance period, all conditions to this offer are either satisfied or have been waived by Blackstone, there will be a subsequent acceptance period of two weeks from the date of publication of the results of this offer.

     6) DOES IT MATTER IF MY SHARES ARE HELD ON THE NEW YORK STOCK EXCHANGE OR THE FRANKFURT STOCK EXCHANGE? No. The offer price is 32.50 euro per share. Those who purchased their shares on the New York Stock Exchange through a broker or bank and those who have shares allocated through the 401(k) plan will receive their payment in dollars determined by the exchange rate specified in the offer document.
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     7)   FOR THOSE RECEIVING THEIR PAYOUT IN DOLLARS VERSUS EUROS, WILL THE
          EXCHANGE RATE BE DETERMINED AT THE TIME OF TENDER OR AT THE TIME THE SHARES ARE ACTUALLY SOLD? The actual amount of U.S. dollars received by shareholders will depend upon the exchange rate on the business day prior to the day on which funds are made available by the bidder to the North American Depositary for settlement. There are caveats listed in section V.2 of the offer document related to shares held in book-entry or certificate form. In all cases, Celanese shareholders receiving the offer price in U.S. dollars will bear the risk of fluctuations in the exchange rate.

     8) AM I BETTER OFF TENDERING MY SHARES EARLY IN THE OFFER PERIOD OR LATER? Only you can answer that question, with the advice of a qualified financial advisor if you choose. Keep in mind that you may withdraw previously tendered shares of Celanese AG at any time until the expiration of the acceptance period. This withdrawal right does not apply to shares tendered in the subsequent acceptance period described in the offer document.

     9) PLEASE TELL ME ABOUT IMPLICATIONS AND/OR INSTRUCTIONS RELATED TO STOCK APPRECIATION RIGHTS, STOCK OPTIONS OR STOCK ALLOCATIONS IN MY 401(k) ACCOUNT. Questions related to SARs and options are addressed by clicking HERE. Instructions related to the 401(k) plan have been sent to the homes of plan participants.

     10) WHY WAS THE ANNUAL GENERAL MEETING MOVED FROM APRIL TO JUNE? The Management Board decided to convene the Annual General Meeting on June 15 instead of April 28 as previously scheduled in order to ensure an orderly process for preparations and invitations. It is the Management Board's duty to see to it that the AGM and all processes necessary for its preparation are properly conducted. The complexity of the tender offer process pursuant to the applicable German and U.S. rules did not allow for the AGM preparations for an April meeting to be undertaken with the necessary level of reliability.

     11) IS THERE A SHORTER SUMMARY VERSION OF THE OFFER DOCUMENT? There is not. The offer document is comprehensive, customary, and consistent with legal requirements for such an offer. If you feel that you need assistance in understanding the information in the documents, you are advised to seek the advice of a qualified financial advisor.

     12) WHO DO I CONTACT IF I OWN SHARES OR HAVE SHARES ALLOCATED IN THE 401(k) AND NO PACKET ARRIVES? For questions about the tender offer, you may contact Innisfree, the information agent for the offer, at 1-877-750-5836 (toll-free in the U.S. or Canada), or 00-800-7710-9970
          (toll-free in Germany) or 00-800-710-9971 (toll-free in EU) or 1-646-822-7403 (collect call from all other countries). For questions pertaining to 401(k) accounts, call Mellon Investor Services at 1-888-788-1635.

Holders of Celanese shares should read the reasoned opinions (begrundete Stellungnahmen) prepared by the Board of Management and the Supervisory Board in accordance with the German Securities Acquisition and Takeover Act and Celanese's solicita-
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tion/recommendation statement on Schedule 14D-9, because such documents will contain important information about the voluntary public offer. Investors are able to obtain for free the reasoned opinions (begrundete Stellungnahmen) and the solicitation/recommendation statement on Schedule 14D-9 and other documents filed at the U.S. Securities and Exchange Commission at the Commission's website http://www.sec.gov. Copies of Schedule 14D-9 are also available for free from Celanese.